

Hil Davis · 3rd

CEO at Digital Brands Group

Dallas, Texas · 500+ connections · **Contact info**

 **Digital Brands Group**

 **Rhodes College**

Experience



CEO
Digital Brands Group
Mar 2018 – Present · 2 yrs 1 mo
Greater Los Angeles Area

We are a portfolio of digital first brands. Current brands are DSTLD (dstld.com) and ACE Studios (acesuits.com).



CEO
BeautyKind
Oct 2013 – Jan 2018 · 4 yrs 4 mos
Greater Los Angeles Area

A digital first prestige beauty retailer that gives back 5% of every customer's purchase to the charity of the customer's choice. BeautyKind unites causes, commerce and community through beauty. Firs retailer to offer the major beauty brands for retail since 1999.



Founder, CEO
J.Hilburn
Jan 2007 – Sep 2013 · 6 yrs 9 mos
Dallas, TX

Created and built J.Hilburn from zero to $55 million in revenues in six years. Largest custom men's clothier in the world. We made 100,000+ custom shirts a month.

Research Analyst: Consumer
Citadel Investments
Jan 2006 – Dec 2006 · 12 mos
Greater Chicago Area

Covered restaurant and footwear publicly traded stocks

 ### Research Analyst: Restaurants
SunTrust
Jan 2004 – Dec 2005 · 2 yrs
Greater Atlanta Area

Covered publicly traded restaurant stocks

Education

 ### Rhodes College
Bachelor's Degree

 ### The Culinary Institute of America



